Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in Noah Holdings Private Wealth and Asset Management Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾 亞 控 股 私 人 財 富 資 產 管 理 有 限 公 司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

(1) PROPOSED ADOPTION OF THE REVISED

ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF ISSUANCE MANDATE AND

REPURCHASE MANDATE;

(3) PROPOSED ADOPTION OF THE 2022 SHARE INCENTIVE PLAN;

AND

(4) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 25 of this circular.

A notice convening the AGM to be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on Thursday, December 15, 2022, New York time), and at any adjourned meeting thereof, is set out on pages 93 to 95 of this circular. The form of proxy for use at the AGM is enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

The Board has fixed the close of business on Monday, October 24, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of the Class A ordinary shares. Holders of the Class A ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Monday, October 24, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 10:00 a.m. on December 14, 2022, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on December 8, 2022, New York time, to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

November 14, 2022

CONTENTS

Page

DEFINITIONS		1

LETTER FROM THE BOARD		5

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	25

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION	28

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN	69

NOTICE OF ANNUAL GENERAL MEETING		92

– i –

DEFINITIONS

“2017 Share Incentive Plan”	the 2017 share incentive plan of the Company adopted on December 29, 2017 and filed with the SEC on December 29, 2017, which will be terminated with effect from the Effective Date, subject to and conditioned on the Primary Conversion becoming effective and the obtaining of Shareholders’ approval on the adoption of the 2022 Share Incentive Plan by way of an ordinary resolution at the AGM

“2022 Share Incentive Plan”	the 2022 share incentive plan of the Company to be effective from the Effective Date, subject to and conditioned on the Primary Conversion becoming effective and the obtaining of Shareholders’ approval on the adoption of such incentive plan by way of an ordinary resolution at the AGM

“ADSs”	American Depositary Shares (two ADSs representing one Class A ordinary share)

“AGM”	an annual general meeting of the Company to be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time, to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 93 to 95 of this circular, or any adjournment(s) or postponement(s) thereof

“Articles of Association”	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time

“Board”	the board of Directors

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“close associate”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Companies Act”	the Companies Act of the Cayman Islands as amended from time to time

DEFINITIONS

“Company”, “we”, “us”, or “our”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Director(s)”	the director(s) of the Company

“Effective Date”	the date, expected to be December 23, 2022, on which the Primary Conversion will become effective

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with unissued Shares and/or ADSs of not exceeding 20% of the number of the issued Shares as of the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	November 8, 2022, being the latest practicable date for ascertaining certain information for inclusion in this circular before the publication of this circular

“Listing Date”	July 13, 2022, on which the Class A ordinary shares are secondary listed on the Main Board of the Hong Kong Stock Exchange and from which dealings in the Class A ordinary shares are permitted to commence on the Main Board of the Hong Kong Stock Exchange

DEFINITIONS

“New Chapter 17”	the new Chapter 17 of the Hong Kong Listing Rules as published by the Hong Kong Stock Exchange on July 29, 2022, which will become effective on January 1, 2023

“NYSE”	the New York Stock Exchange

“PRC”	the People’s Republic of China, excluding, for the purposes of this circular only, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, except where the context requires otherwise

“Primary Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Hong Kong Stock Exchange

“Primary Conversion Acknowledgment Announcement”	the announcement of the Company dated October 19, 2022 in relation to, among other matters, the Primary Conversion

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the number of issued Shares as of the date of passing the ordinary resolution approving such mandate

“RSUs”	restricted share units

“SEC”	U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the Class A ordinary shares in the share capital of the Company, and upon passing of the special resolution approving the adoption of the revised Articles of Association and the revised Articles of Association becoming effective, any share in the capital of the Company

DEFINITIONS

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary” or “subsidiaries”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC as amended from time to time

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	per cent

LETTER FROM THE BOARD

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾 亞 控 股 私 人 財 富 資 產 管 理 有 限 公 司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

Directors
Ms. Jingbo Wang (汪靜波) (Chairwoman of the Board and chief executive officer)
Mr. Zhe Yin (殷哲)
Ms. Chia-Yue Chang (章嘉玉)

Non-executive Directors
Mr. Neil Nanpeng Shen (沈南鵬)
Mr. Boquan He (何伯權)

Independent Directors
Dr. Zhiwu Chen (陳志武)
Ms. May Yihong Wu (吳亦泓)
Mr. Tze-Kaing Yang (楊子江)
Mr. Jinbo Yao (姚勁波)

Registered office
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Principal Executive Offices of Main Operations
Building 2, 1687 Changyang Road
Shanghai, PRC

Address in Hong Kong
34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

November 14, 2022

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED ADOPTION OF THE REVISED

ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF ISSUANCE MANDATE AND

REPURCHASE MANDATE;

(3) PROPOSED ADOPTION OF THE 2022 SHARE INCENTIVE PLAN;

AND

(4) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

Reference is made to the Primary Conversion Acknowledgment Announcement. The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED ADOPTION OF THE REVISED ARTICLES OF ASSOCIATION

As disclosed in the Prospectus and the Primary Conversion Acknowledgment Announcement, the Board has proposed to adopt the revised Articles of Association in substitution for and to the exclusion of the existing Articles of Association to (i) comply with the Core Shareholder Protection Standards under Appendix 3 to the Hong Kong Listing Rules, (ii) remove provisions relating to Class B ordinary shares of the Company, and (iii) incorporate certain consequential and housekeeping amendments.

A summary of the key proposed amendments to the existing Articles of Association is set out below and the full text of the revised Articles of Association shown as a comparison against the existing Articles of Association is set out in Appendix II to this circular. The Chinese translation of the revised Articles of Association is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

The proposed adoption of the revised Articles of Association is subject to and conditioned on the obtaining of Shareholders’ approval by way of a special resolution at the AGM and the Primary Conversion becoming effective. If approved by the Shareholders, the revised Articles of Association will come into effect from the Effective Date, and the full text of the revised Articles of Association will be published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov) on the Effective Date.

The Company has also received a confirmation from its legal advisor to Cayman Islands laws confirming that the revised Articles of Association comply with the applicable laws and regulations in the Cayman Islands.

The Company has received a confirmation from its legal advisor to Hong Kong laws confirming that the revised Articles of Association comply with the applicable provisions under the Hong Kong Listing Rules.

The Company also confirms that there is nothing unusual about the proposed amendments to the Articles of Association for a company listed on the Hong Kong Stock Exchange.

Key summary of the proposed amendments to the existing Articles of Association in relation to Appendix 3 to the Hong Kong Listing Rules

A summary of the key proposed amendments to the existing Articles of Association in relation to Appendix 3 to the Hong Kong Listing Rules, in the form of a comparison between the existing provisions of the Articles of Association, is set out in the table below.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments

Paragraph 4(2) of Appendix 3 — That any person appointed by the directors to fill a casual vacancy on or as an addition to the board shall hold office only until the first annual general meeting of the issuer after his appointment, and shall then be eligible for re-election.

77. (b) Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co- Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors. Subject to these Articles and the Companies Law, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable New York Stock Exchange corporate governance rules, as long as the Company’s American depositary shares are traded on the New York Stock Exchange.

77. (b) Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co- Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors. Subject to these Articles and the Companies ~~Law~~Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable New York Stock Exchange corporate governance rules, as long as the Company’s American depositary shares are traded on the New York Stock Exchange. Any Director so appointed by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(1) of Appendix 3 — That an issuer must hold a general meeting for each financial year as its annual general meeting.	53. (a) The Company may hold an annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine.	53. The Company ~~may~~shall hold ~~an~~a general meeting as its annual general meeting in each financial year ~~and shall specify the meeting~~, to be held within six months (or such other period as may be permitted by the Listing Rules or the Exchange) after the end of such financial year. The annual general meeting shall be specified as such in the notices calling it~~. The annual general meeting~~, and shall be held at such time and place as the Directors shall determine.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(2) of Appendix 3 — That an issuer must give its members reasonable written notice of its general meetings.

 54A. At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent in par value of the shares giving that right.

54A. ~~At least seven calendar days’ notice shall be given for any general meeting. Every~~An annual general meeting shall be called by not less than 21 days’ notice in writing and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. Subject to the requirement under the Hong Kong Listing Rules, the notice shall be exclusive of the day on which it is ~~given~~served or deemed to be ~~given~~served and of the day for which it is given, and shall specify the time, place, ~~the day~~  and ~~the hour~~agenda of the meeting, particulars of the resolutions and the general nature of the business ~~and~~to be considered at the meeting. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given ~~in~~to the ~~manner hereinafter mentioned or in such other manner if any as may be prescribed by~~Auditors and to all members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company~~, provided~~. Notwithstanding that a general meeting of the Company shall, whether or not the notice specified in this ~~regulation~~Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent in par value of the shares giving that right.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(3) of Appendix 3 — That members must have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where a member is required, by these Exchange Listing Rules, to abstain from voting to approve the matter under consideration.	66. Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.	66. Subject to any rights and restrictions for the time being attached to any ~~class or classes of shares~~Shares, at any general meeting (a) every Member present in person ~~and every person representing~~(or, in the case of a ~~Member~~member being a corporation, by its duly authorised representative) or by proxy at a general meeting of the Company shall have the right to speak, (b) on a show of hands, every Member present in such manner shall have one vote, and (c) on a poll every Member present in such manner shall have one vote for each share registered in his name in the Register of Members.
Paragraph 14(4) of Appendix 3 — That, where any shareholder is, under these Exchange Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.	—	66A. Where any Member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(5) of Appendix 3 — That members holding a minority stake in the total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of the issuer.

54. (b) A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

54. (c) The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

56. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

54. (b) A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ~~one-third~~one-tenth of the voting rights, on a one vote per share ~~capital~~basis, of the Company which as at that date carries the right of voting at general meetings of the Company.

54. (c) The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

56. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding not less than an aggregate of ~~one-third~~one-tenth of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 15 of Appendix 3 — That a super-majority vote of the issuer’s members of the class to which the rights are attached shall be required to approve a change to those rights.	20. If at any time the share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class or series.	20. If at any time the share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of ~~a majority~~not less than three-fourths in the nominal value of the issued ~~shares~~Shares of that class or series or with the sanction ~~of a Special Resolution~~  passed at a general meeting of the holders of the shares of that class or series by Members holding Shares representing three-fourths in nominal value of the issued Shares of that Class present in person or by proxy and voting at such meeting.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 16 of Appendix 3 — That a super-majority vote of the issuer’s members in a general meeting shall be required to approve changes to an issuer’s constitutional documents, however framed.

147. The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part.

1. “SPECIAL RESOLUTION”: the meaning given to it in the Companies Law and includes a unanimous written resolution.

147. The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part.

1. “SPECIAL RESOLUTION”: the meaning given to it in the Companies ~~Law~~Act and for this purpose, the requisite majority shall be not less than three-fourths of the votes of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and includes a unanimous written resolution.

Paragraph 17 of Appendix 3 — That the appointment, removal and remuneration of auditors must be approved by a majority of the issuer’s members or other body that is independent of the board of directors.	127. The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.	127. The ~~Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~appointment, removal and remuneration of the Auditor shall be approved by a majority of the Members or other body that is independent of the Board. The removal of an auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 18 of Appendix 3 — That every member shall be entitled to appoint a proxy who needs not necessarily be a member of the issuer and that every shareholder being a corporation shall be entitled to appoint a representative to attend and vote at any general meeting of the issuer and, where a corporation is so represented, it shall be treated as being present at any meeting in person. A corporation may execute a form of proxy under the hand of a duly authorised officer.

70. On a poll, votes may be given either personally or by proxy.

71. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

70. On a poll, votes may be given either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a Member of the Company. On a poll, a Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

71. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. ~~A proxy need not be a Member of the Company.~~

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 19 of Appendix 3 — That HKSCC must be entitled to appoint proxies or corporate representatives to attend the issuer’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other shareholders, including the right to speak and vote.	76. If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.	76. If a recognised clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. The person so authorized will be deemed to have been duly authorized without the need to produce any documents of title, notarized authorization and/or further evidence to substantiate that that person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

LETTER FROM THE BOARD

Hong Kong Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
1. “RECOGNISED CLEARING HOUSE”: the meaning ascribed thereto in Part I of Schedule 1 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.
Paragraph 20 of Appendix 3 — That the branch register of members in Hong Kong shall be open for inspection by members but the issuer may be permitted to close the register on terms equivalent to section 632 of the Companies Ordinance.	—	8B. Except when the Register of Members is closed and, if applicable, subject to the additional provisions of Article 49, the Register of Members (including any principal register and any branch register) shall during business hours be kept open for inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each Business Day is to be allowed for inspections.
Paragraph 21 of Appendix 3 — A super-majority vote of the issuer’s members in a general meeting shall be required to approve a voluntary winding up of an issuer.	—	146A. Subject to the Companies Act, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

LETTER FROM THE BOARD

Proposed Amendments related to the removal of provisions related to Class B ordinary shares

The existing Articles of Association also included provisions related to Class B ordinary shares. As disclosed in the Prospectus, as (i) all Class B ordinary shares have been converted into Class A ordinary shares on the Listing Date and the Company ceased to have a weighted voting rights structure upon the Listing Date, and (ii) the Company has no intention to issue any new Class B ordinary shares after the Listing Date, the Board has proposed to remove provisions relating to Class B ordinary shares and the weighted voting rights structure in the existing Articles of Association. For further details, please refer to the full text of the revised Articles of Association as set out in Appendix II to this circular.

3.	PROPOSED GRANT OF ISSUANCE MANDATE AND REPURCHASE MANDATE

Overview

Reference is made to the Primary Conversion Acknowledgment Announcement in relation to, among other matters, the Primary Conversion. In light of the Primary Conversion pursuant to which the Company is expected to obtain a primary listing status on the Hong Kong Stock Exchange and become dual primary listed on the Hong Kong Stock Exchange in Hong Kong and NYSE in the United States, ordinary resolutions will be proposed at the AGM to approve the grant of the Issuance Mandate and the Repurchase Mandate.

Repurchase Mandate

In order to give the Company the flexibility to repurchase Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Repurchase Mandate to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the number of issued Shares as of the date of passing of such ordinary resolution. As of September 30, 2022, the Company had a total of 31,279,060 issued and outstanding Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued and outstanding Shares remains unchanged following September 30, 2022 and prior to the date of the AGM, the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 3,127,906 Shares. As of September 30, 2022, the Board had no present intention to cause the Company to repurchase any Shares and/or ADSs under the Repurchase Mandate.

The Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

LETTER FROM THE BOARD

An explanatory statement required by the Hong Kong Listing Rules to be sent to all Shareholders in connection with the Repurchase Mandate is set out in Appendix I to this circular.

Issuance Mandate

In order to give the Company the flexibility to issue Shares and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Issuance Mandate to the Directors to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of passing of such ordinary resolution. As of September 30, 2022, the Company had a total of 31,279,060 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued and outstanding Shares remains unchanged following September 30, 2022 and prior to the date of the AGM, the maximum number of Shares which may be issued pursuant to the Issuance Mandate will be 6,255,812 Shares.

After the passing of the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2023, the Company may issue no more than 100,000 Shares, accounting for approximately 0.32% of the Company’s voting rights as of September 30, 2022, under the Issuance Mandate to the affected clients of the Camsing Incidents (as defined in the Prospectus) under the relevant RSU plan. As of September 30, 2022, the Company granted a total of 3,715,114 RSUs to 595 out of the total of 818 affected clients of the Camsing Incident. Each RSU allows the grantees to receive one Share. The Company offered two RSU vesting plans (Plan A and Plan B) for the affected clients to choose from. Under Plan A, the Company would issue RSUs to affected clients based on a vesting schedule, whereby 10% of the RSUs would be vested immediately upon the acceptance of the settlement offer and the remaining 90% of the RSUs would be vested evenly in the following nine years. Under Plan B, on the third anniversary of the acceptance of the Offer (as defined in the Prospectus), the affected clients would either decide to (a) receive an entitlement to future investment returns generated by the Camsing Credit Funds (as defined in the Prospectus), while remaining unable to initiate claims against the Group; or (b) receive 40% of the RSUs, and on each subsequent anniversary, the Company would vest the remaining 60% of the RSUs evenly for the following six years. Prior to the third anniversary of the acceptance of the Offer, the Company would not vest any shares under the RSUs to any of the affected clients. For further details, please refer to Pages 224 to 232 of the Prospectus and Note 15 to the Accountant’s Report in Appendix IA to the Prospectus.

Save as disclosed above, as of the Latest Practicable Date, the Board had no present intention to cause the Company to issue, allot or deal with unissued Shares and/or ADSs under the Issuance Mandate.

LETTER FROM THE BOARD

In addition, a separate ordinary resolution will also be proposed to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such additional amount shall not exceed 10% of the aggregate number of the Shares in issue as of the date of passing of such ordinary resolution.

The Issuance Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Issuance Mandate is renewed, either unconditionally or subject to conditions; or (b)  revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

4.	PROPOSED ADOPTION OF THE 2022 SHARE INCENTIVE PLAN

The 2017 Share Incentive Plan

As disclosed in the Primary Conversion Acknowledgment Announcement, the Board has proposed to adopt the 2022 Share Incentive Plan, and terminate the 2017 Share Incentive Plan with respect to the grant of new options, restricted shares, or restricted share units and other forms of share awards, both with effect from the Effective Date. The share options and share awards outstanding under 2017 Share Incentive Plan will remain in full force and effective pursuant to the terms and conditions of the 2017 Share Incentive Plan as if it has not been amended or terminated, but no new awards (including options) shall be granted under the 2017 Share Incentive Plan following the Effective Date.

Under the 2017 Share Incentive Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted was 2,800,000 Class A ordinary shares. As of September 30, 2022, (i) the number of underlying Shares which may be issued upon full exercise of all outstanding options granted under the 2017 Share Incentive Plan amounted to 622,273 Shares, representing approximately 1.99% of the total issued and outstanding Shares as of such date; and (ii) the number of underlying Shares which may be issued upon full vesting of all issued and outstanding restricted Shares granted under the 2017 Share Incentive Plan amounted to 96,877 Shares, representing approximately 0.31% of the total issued and outstanding Shares as of such date.

Assuming 719,150 Shares were issued upon full exercise and/or vesting of all outstanding options and restricted Shares granted under the 2017 Share Incentive Plan as of September 30, 2022, the shareholding of the Shareholders would be diluted by approximately 2.25% against the total issued and outstanding Shares of the Company on such date, and thus the dilution effect on the Company’s earnings per Share would be approximately 2.25%.

The 2022 Share Incentive Plan

The adoption of the 2022 Share Incentive Plan, which is in compliance with the New Chapter 17, is subject to and conditioned on the Primary Conversion becoming effective and the obtaining of Shareholders’ approval on the adoption of the 2022 Share Incentive Plan by way of an ordinary resolution at the AGM.

LETTER FROM THE BOARD

The purpose of the 2022 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the relevant eligible individuals (the “Eligible Individuals”), including Directors, employees of the Group and related entities of the Company, and service providers to the Group, to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate greater returns to the Shareholders, and to provide flexibility to the Company in their ability to motivate, attract, and retain the services of such Eligible Individuals upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent. The Board considers that grant of options, restricted shares, restricted share units and other forms of share awards (the “Award(s)”) to the Eligible Individuals will align their interests with that of the Group, which would in the long term draw in key players of various industries that would help contribute to the Group’s growth and development, and therefore is in the interests of the Group as a whole, and in line with the objectives of the 2022 Share Incentive Plan.

The 2022 Share Incentive Plan does not stipulate that specific performance targets an Eligible Individual is required to be achieved. However, under the 2022 Share Incentive Plan, the Committee (as defined in Appendix III to this circular) may at its discretion set performance objectives as assessed in accordance with the Performance Measures (as defined in Appendix III to this circular) or other vesting criteria, which must be satisfied before the Award may be exercised or vested. The basis for the determination of the exercise price of the Option (as defined in Appendix III to this circular) and the Share Appreciation Rights (as defined in Appendix III to this circular) has been specified in the 2022 Share Incentive Plan. The Awards to be granted under the 2022 Share Incentive Plan shall vest no earlier than the first anniversary of the date on which the Award is granted, subject to certain exceptions stipulated in the 2022 Share Incentive Plan. The Award is also subject to forfeiture and clawback if the Eligible Individual conducts any serious misconduct, any wrongdoing involving the Group’s financial statements, or is convicted of any criminal offense involving his or her integrity or honesty. The Board believes that the aforesaid will provide the Board with more flexibility in setting the terms and conditions of the Awards under particular circumstances of each grant and facilitate the Board’s aim to offer meaningful incentive to attract and retain quality personnel that are valuable to the development of the Group and for the benefit of the Company and the Shareholders as a whole.

A summary of the principal terms of the 2022 Share Incentive Plan is set out in Appendix III to this circular.

Value of the Awards under the 2022 Share Incentive Plan

Conditional upon the approval by the Shareholders by way of an ordinary resolution at the AGM, the 2022 Share Incentive Plan will become effective on the Effective Date. The Board considers that it is not appropriate or helpful to Shareholders to state the value of the Awards that can be granted under the 2022 Share Incentive Plan as if they had been granted at the Latest Practicable Date given that the variables which are crucial for the calculation of the value of such Awards cannot be determined. The variables which are critical for the determination of the value of such Awards include the exercise price and/or purchase price payable of the Awards, whether or not Awards will be granted under the 2022 Share Incentive Plan, and if so, the amount of Awards to be granted and the timing of granting such Awards, the period during which the Awards may be exercised or vested, the discretion of the Board to impose any performance targets that have to be achieved before the Awards can be exercised or vested and any other terms and conditions that the Board may impose with respect to the Awards and whether or not such Awards, if granted, will be exercised by or vest in the holders of the Awards. Accordingly, the Board believes that any calculation of the value of the Awards based on a great number of speculative assumptions will not be meaningful and may be misleading to Shareholders in the circumstances.

LETTER FROM THE BOARD

An application will be made to the Hong Kong Stock Exchange for granting the approval for the listing of, and permission to deal in, the Shares which may be issued upon the exercise and/or vest of the Awards to be granted under the 2022 Share Incentive Plan.

Miscellaneous

None of the Directors is a trustee of the 2022 Share Incentive Plan or has a direct or indirect interest in the trustee of the 2022 Share Incentive Plan, if any. The Company had no intention or plan to appoint a trustee for the 2022 Share Incentive Plan as of the Latest Practicable Date.

As of the Latest Practicable Date, (i) the Company had no concrete plan or intention to grant Awards under the 2022 Share Incentive Plan; and (ii) no Shareholder had a material interest in the adoption of the 2022 Share Incentive Plan. As such, no Shareholder is required to abstain from voting on the resolution in relation thereto.

Document on display

A copy of the rules of the 2022 Share Incentive Plan will be published on the websites of Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the AGM and the rules of the 2022 Share Incentive Plan will be made available for inspection at the AGM.

5.	GENERAL

AGM

The notice of the AGM is set out on pages 93 to 95 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The AGM will be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on Thursday, December 15, 2022, New York time), and at any adjourned meeting thereof. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

LETTER FROM THE BOARD

Record date, share ownership and quorum

The Board has fixed the close of business on Monday, October 24, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of the Class A ordinary shares. Holders of the Class A ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Monday, October 24, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., as the depositary of the ADSs.

One or more Shareholders at least 10% of all issued and outstanding voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and solicitation

Each Class A ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote at the AGM. A resolution put to the vote at the AGM will be decided by way of poll in accordance with Rule 13.39(4) of the Hong Kong Listing Rules. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of Class A ordinary shares to the mailing address as set out in the proxy form by no later than 10:00 a.m. on December 14, 2022, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class A ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Class A ordinary shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

LETTER FROM THE BOARD

Voting by holders of ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs, only Citibank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Class A ordinary shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instructions from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of Class A ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instructions as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the Class A ordinary shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of November 9, 2010, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class A ordinary shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of Class A ordinary shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Class A ordinary shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on December 8, 2022, New York time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

Revocability of proxies and ADS instruction card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

6.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

7.	RECOMMENDATION

The Directors believe that the proposed resolutions set out in this circular and notice of AGM in relation to the adoption of the revised Articles of Association, the grant of the Issuance Mandate and the Repurchase Mandate, and the adoption of the 2022 Share Incentive Plan, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the AGM.

8.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular and the notice of the AGM.

Yours faithfully,
for and on behalf of the Board of
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Hong Kong Listing Rules, to provide information for all Shareholders to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As of September 30, 2022, the Company had a total of 31,279,060 issued and outstanding Shares.

Subject to the passing of the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued and outstanding share capital remains unchanged from September  30, 2022 to the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase up to 3,127,906 Shares during the Repurchase Mandate period, representing 10% of the Company’s total issued and outstanding Shares as of September 30, 2022.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or ADS and/or its earnings per Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Directors have no present intention to cause the Company to repurchase any Shares and/or ADSs and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs, if any, will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

The Directors consider that the exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2021). The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE AND THE PUBLIC FLOAT REQUIREMENT

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder ’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of September 30, 2022, to the best knowledge and belief of the Directors, the single largest Shareholder, Ms. Jingbo Wang, through certain entities controlled by her, beneficially owned 6,837,548 Class A ordinary shares, representing approximately 21.86% of the issued and outstanding Shares. In the event that the Directors exercise in full the Repurchase Mandate, the interests of the largest Shareholder will be increased to approximately 24.29% of the issued and outstanding Shares of the Company (assuming that the number of issued and outstanding Shares remains unchanged following September 30, 2022 and prior to the date of the AGM).

As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the largest Shareholder to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares pursuant to the Repurchase Mandate.

The Directors will not exercise the Repurchase Mandate to such an extent as a result of such repurchase, the number of Shares in public hands falls below 25% of the total number of issued and outstanding Shares. To the best knowledge of the Company, the public float of the Company is over 40% as of September 30, 2022. For illustrative purposes only, assuming the Shares in issue remain unchanged from September 30, 2022 to the date of the AGM, the public float of the Company will reduce to over 30% in the event of the full exercise of the Repurchase Mandate, which is still above the 25% requirement under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

6.	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Repurchase Mandate in accordance with the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The Shares were listed on the Hong Kong Stock Exchange on July 13, 2022. Set out below are the highest and lowest prices at which the Shares were traded on the Hong Kong Stock Exchange since the Listing Date and until the Latest Practicable Date:

	Share price
	(per Class A ordinary share)
	Highest	Lowest
	(HK$)	(HK$)
July (since the Listing Date)	285.00	273.00
August	304.00	241.00
September	272.60	213.00
October	216.80	212.80
November (up to the Latest Practicable Date)	220.00	204.20

8.	REPURCHASES OF SHARES

During the period starting from the Listing Date and up to the Latest Practicable Date, the Company did not repurchase any Shares on the Hong Kong Stock Exchange. During the previous six months immediately prior to the Latest Practicable Date, no repurchases of Shares have been made by the Company otherwise.

9.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Hong Kong Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Hong Kong Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company, or that he/she/it has undertaken not to sell any Shares held by them to the Company, if the Repurchase Mandate is exercised.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

THE COMPANIES ~~L~~A~~W~~CT (~~2013~~AS REVIS~~ION~~ED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~FIFTH~~SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION
OF

NOAH HOLDINGS LIMITED

Adopted by a Special Resolution

passed on [●] 2022 and effective on ~~January 28,~~[●] 20~~16~~22

1.	The name of the Company is Noah Holdings Limited.

2.	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies ~~Law (2013~~Act (As Revis~~ion~~ed) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	Nothing in this Memorandum shall permit the Company to carry on a business for which a license is required under the laws of the Cayman Islands unless duly licensed.

5.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Member is limited to the amount from time to time unpaid on such Member ’s shares.

7.	Shares in the Company shall be issued in the currency of the United States of America.

8.	The authorized share capital of the Company is US$50,000 divided into ~~(i) 91,394,900 Class A Ordinary Shares of a nominal or par value US$0.0005 each and (ii) 8,605,100 Class B[~~100,000,000~~]~~ Ordinary Shares of a nominal or par value US$0.0005 each.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

9.	The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies ~~Law (2013~~Act (As Revis~~ion~~ed), as amended, and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

10.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

11.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

THE COMPANIES ~~LAW~~ACT (~~2013~~AS ~~REVISION~~REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~FIFTH~~SIXTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION
OF

NOAH HOLDINGS LIMITED

Adopted by a Special Resolution

passed on [●] 2022 and effective on ~~January 28,~~[●] ~~2016~~2022

INTERPRETATION

1.	In these Articles, Table A in the Schedule in the Companies ~~Law~~Act does not apply and unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“AFFILIATE”	with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with such specified Person;

“ARTICLES”	these ~~Fifth~~Sixth Amended and Restated Articles of Association of the Company as altered or added to, from time to time;

“AUDITOR”	the Person for the time being performing the duties of auditor of the Company (if any);

“BOARD”	the board of Directors for the time being of the Company;

“BUSINESS DAY”	a day (excluding Saturdays or Sundays), on which banks in Hong Kong, Shanghai, Beijing and New York are open for general banking business throughout their normal business hours;

“CHAIRMAN”	the Chairman appointed pursuant to Article 77;

~~“CLASS A ORDINARY SHARE”~~	~~an Ordinary Share of a par value of US$0.0005 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles;~~

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

~~“CLASS B ORDINARY SHARE”~~ 	~~an Ordinary Share of a par value of US$0.0005 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;~~

“COMMISSION”	Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“COMPANIES ~~L~~A~~W~~CT”	the Companies ~~Law (2013~~Act (As ~~Revision~~Revised) of the Cayman Islands, as amended, and any statutory amendment or reenactment thereof. Where any provision of the Companies ~~LawA~~ct is referred to, the reference is to that provision as amended by any law for the time being in force;

“COMPANY”	Noah Holdings Limited, a Cayman Islands exempted company limited by shares;

“COMPANY’S WEBSITE”	the website of the Company, the address or domain name of which has been notified to Members;

“DIRECTORS”, “BOARD OF DIRECTORS” and “BOARD”	the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

~~“DUAL-CLASS APPROVAL”~~	~~approval by holders of a majority of the total issued and outstanding Class A Ordinary Shares as well as holders of a majority of the aggregate voting power of the Company;~~

“ELECTRONIC”	the meaning given to it in the Electronic Transactions ~~Law (2003~~Act (As ~~Revision~~Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“ELECTRONIC COMMUNICATION”	electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

“ELECTRONIC RECORD”	the same meaning as given in the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“HONG KONG LISTING RULES”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“IN WRITING”	includes writing, printing, lithograph, photograph, type- writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

~~“MANAGEMENT SHAREHOLDERS”~~ 	~~Ms. Jingbo Wang and Mr. Zhe Yin;~~

“MEMBER”	the meaning given to it in the Companies ~~Law~~Act;

“MEMORANDUM OF ASSOCIATION”	the Memorandum of Association of the Company, as amended and re-stated from time to time;

“MONTH”	calendar month;

“ORDINARY RESOLUTION”	a resolution:

(a) passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

“ORDINARY SHARES”	an ordinary share of a nominal or par value of US$0.0005 each in the capital of the Company~~, including the Class A Ordinary Shares and the Class B Ordinary Shares;~~

“PAID UP”	paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“PERSON”	any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Securities Exchange Act;

“RECOGNISED CLEARING HOUSE”	the meaning ascribed thereto in Part I of Schedule 1 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“REGISTER OF MEMBERS”	the register to be kept by the Company in accordance with the Companies ~~Law~~Act;

“SEAL”	the Common Seal of the Company (if adopted) including any facsimile thereof;

“SECURITIES ACT”	the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“SECURITIES EXCHANGE ACT”	the Securities Exchange Act of 1934 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“SHARE”	any share in the capital of the Company and includes a fraction of a share;

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

“SIGNED”	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“SPECIAL RESOLUTION”	the meaning given to it in the Companies ~~Law~~Act and for this purpose, the requisite majority shall be not less than three-fourths of the votes of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and includes a unanimous written resolution;

“STATUTES”	the Companies ~~Law~~Act and every other laws and regulations of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“SUBSIDIARIES”	with respect to any Person, any or all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by such person directly or indirectly through one or more intermediaries;

“TREASURY SHARE”	a share held in the name of the Company as a treasury share in accordance with the Companies ~~Law~~Act; and

“YEAR”	calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;
~~(a)~~
(b)	words importing the masculine gender only shall include the feminine gender;
~~(b)~~
(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;
~~(c)~~

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

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(f)	“MAY” shall be construed as permissive and “SHALL” shall be construed as imperative;
~~(d)~~

(g)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;
~~(e)~~
(h)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;
~~(f)~~
(i) ~~(g)~~	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(j)	Sections 8 and 19(3) of the Electronic Transactions ~~Law (2003~~Act (As ~~Revision~~Revised) shall not apply.
~~(h)~~

3.	Subject to the last two preceding Articles, any words defined in the Companies ~~Law~~Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

ISSUE OF SHARES

6.	Subject to the requirements under the Hong Kong Listing Rules and the provisions, if any, in the Memorandum of Association, these Articles and to any direction that may be given by the Company in a general meeting, the Directors may, in their absolute discretion and without approval of the existing Members, issue Shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Shares held by existing Members, at such times and on such other terms as they think proper. The Company may hold Treasury ~~s~~Shares. The Company shall not issue ~~s~~Shares in bearer form.

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6A.	~~The~~Subject to the Statutes, these Articles, the Hong Kong Listing Rules, and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the Directors may provide, out of the unissued Shares, for series of preferred shares. Before any preferred shares of any such series are issued, the Directors shall fix, by resolution or resolutions, the following provisions of the preferred shares thereof:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preferred shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or shares of any other class of shares or any other series of preferred shares;

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to Article 77, the voting powers of any series of preferred shares may include the right, in the circumstances specified in the resolution or resolutions providing for the issuance of such preferred shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions providing for the issuance of such preferred shares. The term of office and voting powers of any Director elected in the manner provided in the immediately preceding sentence of this Article 6A may be greater than or less than those of any other Director or class of Directors.

6B.	~~The~~To the extent permitted by the Statutes, these Articles, and the Hong Kong Listing Rules, the powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time issued and outstanding. All shares of any one series of preferred shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

7.	[intentionally left blank]

~~CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES~~

~~7A.~~	~~Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to four (4) votes on all matters subject to vote at general meetings of the Company.~~

~~7B.~~	~~Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.~~

~~7C.~~	~~The number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Ordinary Shares upon any of the following events, and no further Class B Ordinary Shares shall be issued by the Company thereafter:~~

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

~~(a)~~	~~Any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or an Affiliate of such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person or entity that is not a charitable trust for which the voting control remains with such holder.~~

~~For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of the Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or third party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.~~

~~(b)~~	~~The Management Shareholder ceasing to be a director, officer or employee of the Company;~~

~~(c)~~	~~The total number of issued and outstanding Class B Ordinary Shares beneficially owned by all Management Shareholders collectively is less than 5% of the total number of issued and outstanding Shares; or~~

~~(d)~~	~~The Management Shareholder being permanently unable to attend board meetings and manage the business affairs of the Company as a result of incapacity solely due to his or her then physical and/or mental condition (which, for the avoidance of doubt, does not include any confinement against his or her will).~~

~~7D.~~	~~Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share.~~

~~7E.~~	~~All of the issued and outstanding Class B Ordinary Shares shall automatically convert into Class A Ordinary Shares, at a ratio of one (1) Class A Ordinary Share for each Class B Ordinary Share, in the event that the total number of issued and outstanding Class B Ordinary Shares beneficially owned by the Management Shareholders is less than 5% of the total number of issued and outstanding Shares.~~

~~7F.~~	~~Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.~~

~~7G.~~	~~Save and except for voting rights and conversion rights as set out in Articles 7A to 7F (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.~~

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

~~SPECIAL SHAREHOLDER APPROVAL REQUIREMENTS~~

~~7H.~~	~~In addition to a Special Resolution (in the case of amendments to the Memorandum or these Articles) or an Ordinary Resolution (in any other case), and in addition to the applicable consent or approval requirements set forth hereunder and pursuant to the rules of the New York Stock Exchange, Dual-Class Approval is required for any amendment of the rights attached to the Class B Ordinary Shares, so long as the total issued and outstanding Class B Ordinary Shares constitute a majority of the aggregate voting power of the Company.~~

~~Where any Special Resolution is required to approve an amendment to the Memorandum or these Articles in circumstances where this Article 7H applies, and such matter has not received Dual-Class Approval as required by this Article 7H, the Members who vote against the resolution shall (notwithstanding any other provisions of these Articles, including Article 7A), have such number of votes as is equal to (i) the votes of all Members who vote for the resolution, plus (ii) one.~~

~~7I.~~	~~So long as any shares of Class A Ordinary Shares are outstanding, the Company shall not, without the affirmative vote of at least a majority of the Class A Ordinary Shares voting as a single class, amend, alter or repeal any provision setting forth the terms of the Class A Ordinary Shares.~~

REGISTER OF MEMBERS AND SHARE CERTIFICATES

8A.	The Company shall maintain a Register of its Members and a Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates (if any) shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member ’s registered address as appearing in the register.

8B.	Except when the Register of Members is closed and, if applicable, subject to the additional provisions of Article 49, the Register of Members (including any principal register and any branch register) shall during business hours be kept open for inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each Business Day is to be allowed for inspections.

~~8B~~	All share certificates shall bear legends required under the applicable laws, including the Securities Act.
9A. Securities Act.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

9B.	Any two or more certificates representing shares of any one class held by any Member may at the Member ’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

10.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

11.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

12.	(a)	Shares of the Company are transferable; provided that the Board may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(v)	the shares conceded are free of any lien in favor of the Company; and

(vi)	a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

(c)	If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

(d)	Any one of the Directors authorized by the Board shall have the power to renounce the Company’s discretion under this Article 12 and accept the transfers of shares.

13.	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Board may from time to time determine.

14.	Transfers of shares may be effected by an instrument of transfer in the usual common form, including without limitation the standard form of transfer as prescribed by The Stock Exchange of Hong Kong Limited, or in such other form as the Board may approve. The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee) with a manual signature or a facsimile signature (which may be machine printed or otherwise). Without prejudice to the last preceding ~~Article~~sentence, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members.

15.	All instruments of transfer registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

16.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member and the redemption of shares shall be effected on such terms and in such manner as the Board may, before the issue of such shares, determine;

(b)	purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by Ordinary Resolution or the manner of purchase is in accordance with the Articles 17 and 17A (this authorisation is in accordance with section 37(2) of the Statutes or any modification or re-enactment thereof for the time being in force); and

(c)	the Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statutes, including out of capital.

17.	Purchase of shares underlying American depositary shares listed on the New York Stock Exchange: the Company is authorised to purchase any share underlying American depositary shares listed on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one Share; and

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

(b)	the repurchase shall be at such time, at such price and on such other terms as determined and agreed by the Board in their sole discretion; provided, however, that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing and/or trading of the American depositary shares on the New York Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

17A.	Purchase of shares not listed on the New York Stock Exchange: the Company is authorised to purchase any shares not listed on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a repurchase notice in a form approved by the Board on the Member from whom the shares are to be repurchased at least two Business Days prior to the date specified in the notice as being the repurchase date;

(b)	the price for the shares being repurchased shall be such price agreed between the Board and the applicable Member;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Member in their sole discretion.

18.	The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share and the Company is not obligated to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

19A.	The holder of the shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

19B.	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury share. The Directors may determine to cancel a Treasury share or transfer a Treasury share on such terms as they think proper (including, without limitation, for nil consideration).

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

VARIATION OF RIGHTS ATTACHING TO SHARES

20.	If at any time the share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of ~~a majority~~not less than three-fourths in the nominal value of the issued ~~shares~~Shares of that class or series or with the sanction ~~of a Special Resolution~~ passed at a general meeting of the holders of the shares of that class or series by Members holding Shares representing three-fourths in nominal value of the issued Shares of that Class present in person or by proxy and voting at such meeting.

21.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class or series of shares except the following:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 21 or Article 20 shall be deemed to give any Member or Members the right to call a class or series meeting.

(b)	the necessary quorum shall be one or more persons holding or representing by proxy at least one-third of the issued shares of the class or series and that any holder of shares of the class or series present in person or by proxy may demand a poll.

22.	The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu therewith.

COMMISSION ON SALE OF SHARES

23.	The Company may in so far as the Statutes from time to time permit payment of a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

24.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

LIEN ON SHARES

25.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

26.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

27.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

29.	Subject to the terms of allotment, the Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least 14 calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

31.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

34.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

35.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

37.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

38.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

40.	A certificate in writing under the hand of a Director of the Company, which certifies that a share has been forfeited on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

41.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

42.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

43.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

44.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

45.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

46.	The Company may by Ordinary Resolution:

(a)	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	sub-divide its existing shares or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

47.	Subject to the provisions of the Statutes and these Articles as regards to the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to these Articles;

(c)	alter or add to the Memorandum of Association with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital and any capital redemption reserve in any manner authorized by law.

48.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

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CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

49.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

50.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 30 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

51.	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

52.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

53.	(a)	The Company ~~may~~shall hold ~~an~~a general meeting as its annual general meeting in each financial year ~~and shall specify the meeting~~, to be held within six months (or such other period as may be permitted by the Listing Rules or the Exchange) after the end of such financial year. The annual general meeting shall be specified as such in the notices calling it~~. The annual general meeting~~, and shall be held at such time and place as the Directors shall determine.

(b)	At these meetings the report of the Directors (if any) shall be presented.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

54.	(a)	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.~~[1]~~

(b)	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ~~one third~~one-tenth of the voting rights, on a one vote per share ~~capital~~basis,of the Company which as at that date carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

54A	~~At least seven calendar days’ notice shall be given for any general meeting. Every~~An annual general meeting shall be called by not less than 21 days’ notice in writing and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. Subject to the requirement under the Hong Kong Listing Rules, the notice shall be exclusive of the day on which it is ~~given~~served or deemed to be ~~given~~served and of the day for which it is given, and shall specify the time, place, ~~the day~~ and ~~the hour~~agenda of the meeting, particulars of the resolutions and the general nature of the business ~~and~~to be considered at the meeting. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given ~~in~~to the ~~manner hereinafter mentioned or in such other manner if any as may be prescribed by~~Auditors and to all members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company~~, provided~~. Notwithstanding that a general meeting of the Company shall, whether or not the notice specified in this ~~regulation~~Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

~~1~~	~~Article 58 references an EGM requisitioned by Members and new added language clarifies requisitioning process.~~

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

(b)	in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent in par value of the shares giving that right.

55.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

56.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding not less than an aggregate of ~~one-third~~one-tenth of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

57.	If determined by the Board of Directors and specified in the notice of a general meeting, a person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

58.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

59.	The Chairman of the Board of Directors shall preside as chairman at every general meeting of the Company, except as provided in Article 60 below.

60.	If at any meeting the Chairman of the Board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall elect one of their members to be chairman of the meeting, or, if no Director is so elected and willing to be chairman of the meeting, the Members present shall choose a chairman of the meeting.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

61.	The chairman of a general meeting may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than 7 Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

62.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

63.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

64.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

65.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

66.	Subject to any rights and restrictions for the time being attached to any ~~class or classes of shares~~Shares, at any general meeting (a) every Member present in person ~~and every person representing~~(or, in the case of a ~~Member~~member being a corporation, by its duly authorised representative) or by proxy at a general meeting of the Company shall have the right to speak, (b) on a show of hands, every Member present in such manner shall have one vote, and (c) on a poll every Member present in such manner shall have one vote for each share registered in his name in the Register of Members.

66A.	Where any Member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

67.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

68.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

69.	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

70.	On a poll, votes may be given either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a Member of the Company. On a poll, a Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

71.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. ~~A proxy need not be a Member of the Company.~~

72.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

73.	The instrument appointing a proxy shall be deposited at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

74.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

75.	Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or of the Board of Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

CLEARING HOUSES

76.	If a recognised clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. The person so authorized will be deemed to have been duly authorized without the need to produce any documents of title, notarized authorization and/or further evidence to substantiate that that person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

DIRECTORS

77.	(a)	The Board shall consist of no less than five Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board.

(b)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors. Subject to these Articles and the Companies ~~Law~~Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable New York Stock Exchange corporate governance rules, as long as the Company’s American depositary shares are traded on the New York Stock Exchange.

Any Director so appointed by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

(c)	A Director (including a Managing Director or other executive director) may be removed (with or without cause) from office by Ordinary Resolution at any time before the expiration of his term notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

(d)	A vacancy on the Board created by the removal of a Director may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a duly called and constituted Board meeting. Notwithstanding anything to the contrary in these Articles, any persons entitled to designate any individual to be elected as a director of the Board pursuant to the Article 77(b) above shall have the right to remove any such director occupying such position and to fill any vacancy caused by the death, disability, retirement, resignation or removal of any director occupying such position during the periods specified in Article 77(b). If a vacancy is created on the Board at any time by the death, disability, retirement, resignation or removal of any director designated pursuant to the above Article 77(b), the replacement to fill such vacancy shall be designated in the same manner, in accordance with this Article 77(b), as the director whose seat was vacated.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

78.	The Board may, subject to the requirements of the Hong Kong Listing Rules, from time to time, and except as required or prohibited by applicable law or the listing rules of the recognized stock exchange or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

79.	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

80.	The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

81.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

ALTERNATE DIRECTOR

82.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

83.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the Chairman at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

84.	Subject to the provisions of the Companies ~~Law~~Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

85.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a Director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, one or more Vice Presidents, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their body (but not an alternate Director) to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

86.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

87.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

88.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

89.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

90.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

91.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

92.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

DISQUALIFICATION OF DIRECTORS

93.	Notwithstanding anything in these Articles, the office of Director shall be vacated, if the Director:

(a)	dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company; or

(d)	shall be removed from office pursuant to Articles 77 or the Statutes.

PROCEEDINGS OF DIRECTORS

94.	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit.

95.	A Director may at any time summon a meeting of the Directors by prior notice to every other Director and alternate Director.

96.	Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (in person or by telephone) or otherwise communicated or sent to such Director by post, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form at such Director ’s last known address or any other address given by such Director to the Company for this purpose.

97.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of conference telephone, video conference or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

98.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be three Directors then in office, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

99.	If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such Board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any three (3) Directors shall constitute a quorum at such adjourned meeting. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

100.	Questions arising at any meeting of the Directors shall be decided by a majority of votes and each Director shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors.

101.	In case of equality of votes, the Chairman shall have a second or casting vote.

102.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

103.	A Director may hold any other office or place of profit under the Company (other than the office of ~~a~~Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

104.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as ~~auditor~~Auditor to the Company.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

105.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

106.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

107.	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted and when signed, a resolution may consist of several documents each signed by one or more of the Directors.

108.	The continuing Directors may act, notwithstanding any vacancy in their body, but if their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, then the continuing Directors may act only to increase the number or to summon a general meeting of the Company, but for no other purpose.

109.	The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

110.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

111.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

PRESUMPTION OF ASSENT

112.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

113.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

114.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

115.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

115A.	Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

116.	Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

117.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

118.	Dividends may be declared and paid out of profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies ~~Law~~Act.

119.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

120.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

121.	No dividend shall bear interest against the Company.

BOOK OF ACCOUNTS

122.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

123.	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

124.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the Directors or by the Company by Ordinary Resolution.

125.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

126.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies ~~Law~~Act.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

AUDIT

127.	The ~~Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~appointment, removal and remuneration of the Auditor shall be approved by a majority of the Members or other body that is independent of the Board. The removal of an auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution.

128.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

129.	Auditors shall~~, if so required by the Directors,~~ make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment ~~in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company,~~ and at any time during their term of office, upon request of the Directors at any general meeting of the Members.

THE SEAL

130.	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

131.	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

132.	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

OFFICERS

133.	Subject to Article 85, the Company may have the Chief Executive Officer, Chief Operating Officer, Chief Technology Officer and Chief Financial Officer, one or more Vice Presidents, Managers or Controllers, appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

CAPITALISATION OF PROFITS

134.	Subject to the Statutes and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

(ii)	the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(a)	generally do all acts and things required to give effect to the resolution.
~~(e)~~

134A.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of American depositary shares to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

NOTICES

135.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

136.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

137.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

138.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted and if served by courier, shall be deemed to have been served five calendar days after the time when the letter containing the same is delivered to the courier (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted or delivered to the courier);

(b)	facsimile, shall be deemed to have been served upon confirmation of receipt;

(c)	recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier; or

(d)	electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

139.	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

140.	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

INFORMATION

141.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

142.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

143.	Every Director (including for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles) and officer of the Company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a Director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

144.	No such Director or officer of the Company shall be liable to the Company for any loss or damage unless such liability arises through the willful neglect or default of such Director or officer.

FINANCIAL YEAR

145.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

APPENDIX II	THE REVISED ARTICLES OF ASSOCIATION

WINDING UP

146A.	Subject to the Companies Act, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

146B.	Subject to these Articles, if the Company shall be wound up the liquidator may, with the sanction of an Ordinary Resolution of the Company, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

147.	The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part.

REGISTRATION BY WAY OF CONTINUATION

148.	The Company may by Ordinary Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

The following is a summary of the principal terms of the 2022 Share Incentive Plan proposed to be adopted and approved at the AGM.

1.	PURPOSES

The purposes of the 2022 Share Incentive Plan are to:

(a)	promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, employees of the Service Recipients (as defined below) (the “Employee(s)”), and Service Providers (as defined below) to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders; and

(b)	provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Service Providers upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

2.	WHO MAY JOIN

Eligible individuals (the “Eligible Individuals” or the “Participants”) shall mean:

(a)	any Employees of the Group, Directors or other directors of a subsidiary of the Company, and persons who are expected to become Employees of the Group, Directors or other directors of a subsidiary as an inducement to enter into employment or service contracts but effective no earlier than the date on which such individual begins to provide services to the Group (the “Employee Participants”);

(b)	any Employees or directors of a Related Entity (as defined below), and persons who are expected to become Employees or directors of a Related Entity as an inducement to enter into employment or service contracts but effective no earlier than the date on which such individual begins to provide services to the Related Entity (the “Related Entity Participants”); and

(c)	any consultants, independent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary, and persons who are expected to become consultants, dependent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary as an inducement to enter into service contracts (but effective no earlier than the date on which such individual begins to provide services to the Company or a subsidiary), who provide services to the Company or its subsidiaries on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of the long term growth of the Company and its subsidiaries, taking into account the length and nature of the services provided or which are expected to be provided, the terms of the engagements (including the hours, places and mode of services), and the business segments and focuses of the Group from time to time (the “Service Providers”);

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

provided, however, that Awards (as defined below) shall not be granted to any consultant, independent contractor or agent or Director of the Company who is not an Employee (the “Non-Employee Directors”) who are resident of any country which pursuant to applicable laws does not allow grants to non-employees.

Service Providers shall include any consultant, independent contractor or agent who (i) provides advisory services, consultancy services, sales and marketing services, technology services, administrative services to the Company as consultants, independent contractors or agents where the continuity and frequency of their services are akin to those of employees; (ii) provides services in the wealth and asset management industry related projects of the Group; or (iii) provides advisory services and consultancy services after stepping down from an employment or director position with the Group, but excluding placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and professional service providers, such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity.

Service recipient (the “Service Recipient”) shall include the Company, any subsidiary of the Company and any Related Entity, as the case may be, to which an Eligible Individual provides services as an Employee, Service Provider or a Director. Related entity (the “Related Entity”) means any parent of the Company, or any business, corporation, partnership, limited liability company or other entity in which the Company, a parent or subsidiary of the Company holds a substantial ownership interest, directly or indirectly, or an affiliated entity that the Company controls through contractual arrangements and consolidates the financial results according to the applicable accounting standards, which in each case is not a subsidiary and which the Board designates as a Related Entity for purposes of the 2022 Share Incentive Plan.

The Committee (as defined below) may, from time to time, select from among all Eligible Individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the 2022 Share Incentive Plan, with such selection to be determined on the basis of their contributions to the development and growth of the Company, as determined by the Company. No Eligible Individual shall have an automatic right to be granted an Award pursuant to the 2022 Share Incentive Plan.

Except as required by applicable laws, a Participant is not required to pay any amount in order to apply or accept an Award.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

Given the success of the Group requires the co-operation and contribution not only from its directors and employees or proposed employees, but also from various other parties who play an instrumental role in and/or make actual or potential contributions to the business and development of the Group, the independent Directors of the Company are of view that the grant of the Awards to the Eligible Individuals who are Related Entity Participants and the Service Providers would not only align the interest of the Group and the Shareholders with the interest of these Participants, but also provide incentive and reward for:

(i)	the participation and involvement in promoting the business of the Group;

(ii)	providing better services or products as well as timely market intelligence to the Group in their capacity; or

(iii)	maintaining a good and long-term relationship with the Group.

The Company has engaged Service Providers to provide advisory services, consultancy services, sales and marketing services, technology services and administrative services to the Company based on the business needs in order to provide the Company’s wealth management and asset management businesses with an outside perspective and the necessary expert skill sets and reach the specific business goals of the Company. The independent Directors therefore consider that the proposed categories of the Related Entity Participants and the Service Providers are in line with the Company’s business need and the industry norm, desirable and necessary from a commercial perspective and help maintain or enhance the competitiveness of the Group. Through the grant of the Awards, such Eligible Individuals and the Group will have a common goal in the growth and development of the Group’s business, and they could participate in the future prospect of the Group and share the additional reward through their sustainable contribution.

Moreover, the Group requires contribution from all classes of talented people to assist its growth, which includes consultants, independent contractors or agents and other Service Providers. These parties are usually seasoned people in their own fields and professionals with many business connections which the Group may not be able to recruit them as employees. Besides their normal compensation for their contribution and services, it is necessary to maintain long term and sustainable business relationship with these parties and to align their interest with the Group under the incentive.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

In addition, before making a grant to any Eligible Individual, the Committee will determine the Eligible Individual on the basis of his/her contributions to the development and growth of the Company, the Company’s direct and indirect shareholding percentage in the Related Entity by which such Eligible Individual is employed, and the extent of benefits and synergies the Related Entity by which such Eligible Individual is employed brought into the Group. The Committee is more inclined and willing to grant Awards to such parties having the attributes required by the Group in the operation and development of the Group’s businesses. Whether there will be a performance target for the grant of Awards to the Eligible Individual will depend on each individual on a case-by-case basis. The independent Directors are of the view that the criteria for the selection of Eligible Individuals align with the purpose of the 2022 Share Incentive Plan.

The Committee will determine the terms and conditions with respect to grants of Awards to the Eligible Individuals, such as the vesting requirements and performance targets. The Service Providers and the Related Entity Participants shall be subject to a minimum 12-month period as set out in paragraph 8(a) from the date on which the Award is granted, and the exception to such minimum vesting requirement under certain justifiable circumstances only applies to the Employee Participants. When the performance target is set for the grant of Awards to the Eligible Individuals, it shall be on an individual basis as assessed in accordance with the Performance Measures (as defined below) during a specified performance period which must be achieved by the Eligible Individuals as set out in paragraph 8(b) below. The Committee will take into consideration the contribution the Service Providers made to the Group’s financial, operation or business prospects from different qualitative or quantitative indicators, while taking into account the purpose of the 2022 Share Incentive Scheme and the objectives in engaging the Service Provider. As for the Related Entity Participants, the Committee will benchmark such metrics against the performance of the Employees Participants to whom the Group provides incentives and also evaluate each individual on a case-by-case basis with reference to his/her contribution to the Group through the employment with the Related Entities. The independent Directors are of the view that the terms of the grants of Awards align with the purpose of the 2022 Share Incentive Plan, which enables the Group to preserve its cash resources and use share incentives to encourage persons outside of the Group to contribute to the Group and align the mutual interests of each party, as both the Company and the Related Entity Participants and the Service Providers, by holding on to incentives, will mutually benefit from the long term growth of the Group.

In light of the above, it is justified to include the Service Providers and the Related Entity Participants as Eligible Individuals under the 2022 Share Incentive Plan.

The Company has sought legal advice on the prospectus requirements of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in relation to the 2022 Share Incentive Plan proposed to be adopted and, where applicable, will comply with relevant requirements when granting Awards to the Eligible Individuals.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

3.	ADMINISTRATION OF THE 2022 SHARE INCENTIVE PLAN

The 2022 Share Incentive Plan shall be administered by a committee of one or more members of the Board (the “Committee”) to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members. Any grant or amendment of Awards to any Committee member shall then require an affirmative vote of a majority of the Board members who are not on the Committee. Notwithstanding the foregoing, the Compensation Committee or the full Board, acting by majority of its members in office, shall conduct the general administration of the 2022 Share Incentive Plan if required by applicable laws, and with respect to Awards granted to the Committee members, independent Directors and executive officers of the Company and for purposes of such Awards the term “Committee” shall be deemed to refer to the Board for the purpose of the 2022 Share Incentive Plan.

4.	TYPE OF AWARDS

(a)	Options and Share Appreciation Rights

Options: The grant of an option (the “Option(s)”) under the 2022 Share Incentive Plan entitles Participant to purchase Shares at a specified exercise price as determined by the Committee and set forth in the award agreement evidencing an Award (the “Award Agreement”). An Option shall be either a non-qualified share option (the “Non-Qualified Share Option(s)”) or an incentive share option (the “Incentive Share Option(s)” or “ISO(s)”); provided, however, that Options granted to Non-Employee Directors, Related Entity Participants and Service Providers shall only be Non-Qualified Share Options; provided, further, that if an Option designated as an Incentive Share Option shall fail to satisfy the requirements under Section 422 of the United States Internal Revenue Code (the “Code”), then that Option or the portion of the Option that fails to satisfy the requirements under Section 422 of the Code shall be treated as a Non-Qualified Share Option.

Pursuant to the Code, in order to qualify as an ISO, an Option must be granted to an individual for any reason connected with their employment by a corporation, if granted by the employer corporation or its parent or subsidiary corporation if:

(i)	the Option is granted under a formal share incentive plan (i.e. the 2022 Share Incentive Plan) that sets out:

•	the maximum aggregate number of Shares that may be issued through the exercise of ISOs; and

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

•	the employees or class of employees who are eligible to receive Options or other stock-based Awards under the 2022 Share Incentive Plan (and if non-employees are eligible to receive awards under the 2022 Share Incentive Plan, the 2022 Share Incentive Plan must separately designate the employees or class of employees eligible to receive ISOs);

(ii)	the 2022 Share Incentive Plan is approved by Shareholders within 12 months before or after the date the plan is adopted by the Company;

(iii)	the Option is granted within ten years from the earlier of the date when the plan is adopted, or the date when is approved by Shareholders;

(iv)	the Option is not exercisable after the tenth anniversary of the grant date (or, for certain Participants, five years);

(v)	the exercise price is at least 100% of the fair market value of the Share on the grant date (or, for certain Participants, 110% of the fair market value of the Share on the grant date);

(vi)	the Option is not transferable other than by will or the laws of descent and distribution and is exercisable only by the employee option holder during the employee’s lifetime; and

(vii)	for each employee, the aggregate fair market value (determined as of the grant date) of ISOs that become exercisable for the first time in any calendar year does not exceed US$100,000.

Share Appreciation Right(s): A share appreciation right (the “Share Appreciation Right(s)” or “SAR(s)”) shall entitled the Participant to exercise all or a specified portion of the Share Appreciation Right and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per Share (represented by two ADSs) of the Share Appreciation Right from the Fair Market Value (as defined below) per Share (represented by two ADSs) on the date of exercise of the Share Appreciation Right by the number of Shares (each represented by two ADSs) with respect to which the Share Appreciation Right shall have been exercised, subject to any limitations the Committee may impose.

(b)	Other Equity Awards

Restricted Share Unit Awards: A restricted share unit award (the “Restricted Share Unit Award(s)”) is a grant of right to receive Shares subject to restrictions as set forth in this paragraph (the “Restricted Share Unit(s)”), the number and conditions of which shall be determined by the Committee. The Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such vesting conditions as it deems appropriate. Restricted Share Units may be paid in cash, Shares or in a combination thereof, as determined by the Committee upon vesting.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

Restricted Share Awards: A restricted share award (the “Restricted Share Award”) is a grant of Shares that is subject to certain restrictions and may be subject to forfeiture or compulsory repurchase as set forth in the 2022 Share Incentive Plan as determined by the Committee. Such restrictions shall include restrictions concerning transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote restricted shares or the right to receive dividends on the restricted share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

Dividend Equivalent Awards: A dividend equivalent award (the “Dividend Equivalent Award(s)”) is a grant of a right to receive the equivalent value of dividends paid on Shares (the “Dividend Equivalent(s)”) as set forth in the 2022 Share Incentive Plan. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee.

Share Payment Awards: A share payment award (the “Share Payment Award(s)”) is a grant of (i) a payment in the form of Shares, or (ii) an option or other right to purchase Shares, as part of a bonus, deferred compensation or other arrangement made in lieu of all or any portion of the compensation, including, base salary, bonus, or other cash compensation otherwise payable to such Participant (the “Share Payment(s)”) as set forth in the 2022 Share Incentive Plan. The number of shares shall be determined by the Committee and may be based upon the performance criteria or other specific criteria determined appropriate by the Committee, determined on or before the date such Share Payment is made.

(The Option, the Share Appreciation Rights, the Restricted Share Unit Award, the Restricted Share Award, the Dividend Equivalent Award, and the Share Payment Award are collectively referred to as the “Awards”. The Awards other than the Option and the Share Appreciation Rights are collectively referred to as the “Other Equity Award(s)”)

5.	DURATION OF THE 2022 SHARE INCENTIVE PLAN

The 2022 Share Incentive Plan shall be valid and effective from the Effective Date of the Primary Conversion and expire on the tenth anniversary of the Effective Date, after which no further Awards shall be granted. Any Awards that are outstanding upon the termination of the 2022 Share Incentive Plan shall remain in force according to the terms of the 2022 Share Incentive Plan and the applicable Award Agreement.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

6.	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION

(a)	Scheme Mandate Limit

Subject to any adjustments by the Board as set forth in paragraph 18, the maximum aggregate number of Shares which may be issued pursuant to all Awards under the 2022 Share Incentive Plan initially as of the date of approval of the 2022 Share Incentive Plan shall be 3,000,000 Shares; provided, however, that the maximum number of Shares which may be issued in respect of all Awards to be granted under the 2022 Share Incentive Plan (the “Scheme Mandate Limit”) shall be the lower of (i) 3,000,000 Shares and (ii) such number of Shares representing 10% of the total number of Shares outstanding as of the date of approval of the 2022 Share Incentive Plan by the Shareholders, which shall be 3,127,906 issued and outstanding Shares (assuming that the number of issued and outstanding Shares remains unchanged following September 30, 2022 and prior to the date of approval of the 2022 Share Incentive Plan by the Shareholders) (or, such number of Shares representing 10% of the total number of Shares outstanding as of the Effective Date, if lower). The foregoing Scheme Mandate Limit shall be reduced by the number of Shares that become subject to any Awards under the 2022 Share Incentive Plan; in particular, it shall be reduced by the number of Shares subject to any grants that occur under the Noah Holdings Limited 2017 Share Incentive Plan (the “2017 Share Incentive Plan”) between the date of approval of the 2022 Share Incentive Plan and the Effective Date. As of the Latest Practicable Date, the Company had no plan to grant options, restricted shares, or restricted share units and other forms of share awards under the 2017 Share Incentive Plan between the date of approval of the 2022 Share Incentive Plan and the Effective Date.

(b)	Service Provider Sublimit

Within the Scheme Mandate Limit, the maximum aggregate number of Shares which may be issued pursuant to all Awards to be granted to Service Providers under the 2022 Share Incentive Plan initially as of the date of approval of the 2022 Share Incentive Plan shall be 60,000 Shares; provided, however, that the maximum number of Shares which may be issued in respect of all Awards to be granted to Service Providers under the 2022 Share Incentive Plan (the “Service Provider Sublimit”) shall be the lower of (i) 60,000 Shares and (ii) such number of Shares representing 2% of the Scheme Mandate Limit and shall be subject to any other requirements imposed under applicable laws.

The Service Provider Sublimit is determined based on the Company’s history of grants by the Company to the Service Provider, the estimated number of potential Service Providers that the Company intends to incentivize in the future, the estimated number of Shares that the Company intends to grant to the Service Providers, and the Company’s future business and development plan. The Board considers that the Service Provider Sublimit (namely, 2% of the Scheme Mandate Limit) is appropriate and reasonable since (a) under the 2017 Share Incentive Plan, the percentage of the number of grantees who are a Service Provider is not more than 2% and the percentage of the number of Shares granted to the Service Providers is not more than 2% from 2019 to 2021, (b) the grant of Awards to the Service Providers under the 2022 Share Incentive Plan will be decided on a case-by-case basis based on his/her contributions to the development and growth of the Company from time to time, and (c) the Company estimates that the percentage of the number of potential Service Providers that the Company intends to incentivize in the future and the percentage of the number of Shares that the Company intends to grant to the Service Providers will both be less than 2%.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

(c)	Refreshment of the Scheme Mandate Limit and Service Provider Sublimit

Subject to the requirements of the Hong Kong Listing Rules, the Company may seek Shareholders’ approval in a general meeting for refreshing the Scheme Mandate Limit and Service Provider Sublimit after three years from the date of the Shareholders’ approval for the last refreshment (or the adoption of the 2022 Share Incentive Plan). Any “refreshment” within any three-year period must be approved by independent Shareholders in a manner compliant with the New Chapter 17. The Scheme Mandate Limit so refreshed shall not exceed 10% of the total number of issued Shares as at the date of the Shareholders’ approval of the refreshing of the Scheme Mandate Limit.

Pursuant to Rule  17.03C(1)(b)  of the New Chapter 17, any refreshment within any three-year period from the date of the Shareholders’ approval for the last refreshment (or the adoption of the 2022 Share Incentive Plan) must be approved by the Shareholders subject to the following provisions:

(i)	any controlling shareholders and their associates (or if there is no controlling shareholder, Directors (excluding independent Directors) and the chief executive of the Company and their respective associates) abstaining from voting in favor of the relevant resolution at the general meeting of the Company; and

(ii)	the Company must comply with the requirements under Rules 13.39(6) and (7), 13.40, 13.41 and 13.42 of the Hong Kong Listing Rules.

(d)	Grant of Awards beyond the Scheme Mandate Limit and Service Provider Sublimit

The Company may also seek separate approvals from the Shareholders for granting Awards beyond the Scheme Mandate Limit and the Service Provider Sublimit in a manner as allowed under the Hong Kong Listing Rules.

(e)	Shares Distributed pursuant to the 2022 Share Incentive Plan

Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market and shall rank pari passu in all respects with other fully-paid Shares in issue. Each Share entitles the holder to exercise one vote on any resolution tabled at the Company’s general meetings, except as may otherwise be required by the applicable laws or provided for in the Articles of Association.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

Additionally, in the discretion of the Committee, ADSs in an amount equal to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award. If the number of Shares represented by a ADS is other than on a one-to-one basis, the limitations in paragraphs (a) and (b) above shall be adjusted to reflect the distribution of ADSs in lieu of Shares.

(f)	Shares Reserved and Other Amounts Subject to the 2022 Share Incentive Plan/Limitations

To the extent that an Award terminates, expires, or lapses for any reason, then such Shares shall not reduce the Scheme Mandate Limit and the Service Provider Sublimit and shall remain available for the grant of an Award pursuant to the 2022 Share Incentive Plan. In addition, only the Shares subject to a SAR that are issued to a Participant upon exercise of such SAR shall be counted as reduction of the Scheme Mandate Limit. To the extent permitted by applicable laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any subsidiary shall not be counted against Shares available for grant pursuant to the 2022 Share Incentive Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the 2022 Share Incentive Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations in paragraphs (a) and (b) above. If any restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations in paragraphs (a) and (b) above. Notwithstanding the foregoing in this paragraph (f), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive Share option under Section 422 of the Code. To the extent any Shares covered by an Award that are not delivered to a Participant or beneficiary because they have been canceled, then such Shares shall reduce the Scheme Mandate Limit and the Service Provider Sublimit and shall not remain available for grant under the 2022 Share Incentive Plan. In addition, subject to the Scheme Mandate Limit, (i) Shares withheld by the Company after the date of approval of the 2022 Share Incentive Plan to pay the withholding taxes related to an outstanding Award granted under the 2017 Share Incentive Plan, and (ii) Shares subject to Awards granted under the 2017 Share Incentive Plan between the date of approval of the 2022 Share Incentive Plan and the Effective Date which are not delivered to a Participant or beneficiary because they have lapsed in accordance with the terms of the 2017 Share Incentive Plan, including due to forfeiture, termination, or expiration of the Award, in each case, shall become available for grant under the 2022 Share Incentive Plan.

Additionally, the maximum number of Shares that may be delivered to Participants and/or their beneficiaries with respect to ISOs under the 2022 Share Incentive Plan shall be 3,000,000; provided, however, that to the extent that Shares not issued must be counted against this limit as a condition of satisfying the rules applicable to ISOs, such rules shall apply to the limit on ISOs granted under the 2022 Share Incentive Plan.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

7.	MAXIMUM ENTITLEMENT OF EACH ELIGIBLE INDIVIDUAL

To the extent any grant of an Award to an Eligible Individual would result in the Shares issued or to be issued in respect of all Awards granted to such individual under the 2022 Share Incentive Plan or other share schemes of the Company (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the 2022 Share Incentive Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than the limit set out in the Hong Kong Listing Rules (which is currently 1% of the Shares of the Company issued as of such date), such grant must be separately approved by the Shareholders with such Eligible Individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with the Hong Kong Listing Rules.

The Company shall in any event comply with all applicable requirements, including the approval requirement, in respect of grants beyond applicable individual limits under any applicable laws.

8.	GRANT OF AWARDS

(a)	Vesting Period

Vesting Period of all Awards

Awards granted under the 2022 Share Incentive Plan (other than cash-based Awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided, that the following Awards granted to Employee Participants shall not be subject to the foregoing minimum vesting requirement:

(i)	substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries; and

(ii)	any additional Awards the Committee may grant in respect of (A) sign-on or make-whole grants to new Employee Participants, (B) grants of Awards with performance-based vesting conditions, (C) grants of Awards that are made in batches for administrative or compliance reasons, (D) grants of Awards that vest evenly over a period of 12 months or more, and (E) grants of Awards with a total vesting and holding period of more than 12 months; and (F) Shares subject to a minimum holding period of 12 months which are delivered to an Employee Participant under his/her compensation arrangements with the Company; and, provided, further, that the foregoing restriction does not apply to the Committee’s discretion to provide for accelerated exercisability or vesting of any Award in cases of retirement, separation, retention arrangements, death, disability or a change in control, in the terms of the Award Agreement or otherwise.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

The Board and the Compensation Committee believe that the types of Awards described in clauses (i) to (ii) in the previous paragraph are appropriate and align with the purposes of the 2022 Share Incentive Plan (i.e., to promote the success and enhance the value of the Company and to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Service Providers).

(i)	in clause (i), in the context of an acquisition of a target, the transaction may involve the assumption of equity awards granted to the target’s employees. Since the equity awards with respect to the target would represent a contractual arrangement between the target and the Participant, the Company would not be able to unilaterally change the terms in a way that would be adverse to the interests of the Participant. As such, the Company needs flexibility to grant Awards with vesting schedules of less than one year to the extent the corresponding award of the target had a vesting schedule of less than one year.

(ii)	clauses (ii)(A) to (E) provide the Company with the flexibility to grant Awards in a limited number of special circumstances and in the meantime attract and motivate key talent, and provide competitive incentive compensation opportunities. In the case of Awards subject to a minimum holding period of 12 months as described in clause (ii)(F), the Compensation Committee believes that such Awards are appropriate and align with the purposes of the 2022 Share Incentive Plan as it could encourage the Employee Participants to own a meaningful number of Shares and interests in the Company, and motivate them to contribute to the long-term growth and development of the Company.

Notwithstanding the foregoing, the 12-month minimum vesting requirement does not apply to the Committee’s discretion to provide for accelerated exercisability or vesting of any Award in cases of retirement, separation, retention arrangements, death, disability or a change in control, to the extent set forth in the terms of the Award Agreement or otherwise. The Compensation Committee believes that its ability to provide for the accelerated exercisability or vesting of an Award in such cases allows it to attract and retain individuals to provide services to the Company and its subsidiaries, and to provide for succession planning and the effective transition of employee.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

Vesting Period of Options and Share Appreciation Rights

The period during which the right to exercise, in whole or in part, an Option or a SAR vests in the Participant shall be set by the Committee and the Committee may determine that an Option or a SAR may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based on performance objectives as assessed in accordance with the Performance Measures or other vesting criteria. At any time after grant of an Option or a SAR, the Committee may, in its sole discretion, accelerate the period during which an Option or a SAR vests; provided, unless otherwise set out in the 2022 Share Incentive Plan, the vesting period of an Award of Option or SAR shall not be less than 12 months from the date of grant of such Award. No Option or SAR may be exercised by a Participant prior to the date on which it is exercisable (or vested) or after the ten-year anniversary of the date on which the Option or SAR was granted (or such shorter period as determined by the Committee at the time of grant or as required by the Code or other applicable laws).

(b)	Performance Measures

The Committee is authorized to and shall determine the amount, terms and conditions of, the Awards (including, without limitation, the performance targets as assessed in accordance with the Performance Measures during a specified performance period which must be achieved, the vesting period, the restrictions applicable to each Award, and the conditions on the issuance of such Award as it deems appropriate).

Performance measures (the “Performance Measures”) include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; return on equity; return on investment; sales; revenues; stock price; total shareholder return; client satisfaction metrics; business unit development; and such other goals as the Committee may determine whether or not listed herein, or any combination of the foregoing. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders’ equity and/or shares outstanding, investments or to assets or net assets. Performance Measures may be applied on a pre- or post-tax basis and may be adjusted to include or exclude components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset writedowns, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or non-cash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles (“Adjustment Events”). In the sole discretion of the Committee, the Committee may amend or adjust the Performance Measures or other terms and conditions of an outstanding Award in recognition of any Adjustment Events. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

(c)	Purchase Price

Grants of Restricted Share Awards and Restricted Share Unit Awards shall be made based on the basis of their contributions to the development and growth of the Company and its subsidiaries, as determined by the Company, and the Participant is not required to pay any purchase price of Shares subject to the granted Award. The Participant is not required to pay any purchase price of any Award of Share Payments or Dividend Equivalent.

(d)	Restrictions on the time of grant of Awards

No Awards shall be granted in the periods prohibited under applicable laws.

Pursuant to Rule 17.05 of the New Chapter 17, a grant of Awards shall not be made after inside information has come to the knowledge of the Company until it has been published pursuant to the requirements of the Hong Kong Listing Rules and Part XIVA of the SFO. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the Board meeting (as such date is first notified to the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules) for the approval of the Company’s annual results or its results for half-year, quarterly or other interim period (whether or not required under the Hong Kong Listing Rules); and (ii) the deadline for the Company to publish an announcement of the Company’s annual results or its results for half-year, or quarterly or other interim period (whether or not required under the Hong Kong Listing Rules), and ending on the date of actual publication of the results for such year, half-year, quarterly or interim period (as the case may be), no Awards shall be granted. The period during which no Awards shall be granted will cover any period of delay in the publication of results announcement.

9.	OPTIONS AND SHARE APPRECIATION RIGHTS

(a)	Term

The term of any Option and Share Appreciation Right granted under the 2022 Share Incentive Plan must not exceed ten (10) years. Subject to certain limitation under relevant applicable regulations, the Committee may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any termination of service of the Participant, and may amend any other term or condition of such Option relating to such a termination of service, provided always that the term of the Option must not exceed ten (10) years from the date of grant to the extent permitted by Section 409A or Section 422 of the Code and the regulations thereunder.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

(b)	Exercise Price

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the Committee at the time the Option or the Share Appreciate Right is granted and set forth in the Award Agreement which may be a price related to the fair market value (the “Fair Market Value”) of the NYSE-traded ADSs (two NYSE-traded ADSs representing one Share), as applicable; provided, however, that the exercise price shall not be less than the higher of (i) the Fair Market Value of an NYSE-traded ADS (two NYSE-traded ADSs representing one Share) on the date of grant (which must be a trading day for the NYSE (a “NYSE trading day”)) and (ii) the average Fair Market Value of an NYSE-traded ADS (two NYSE-traded ADSs representing one Share) for the five NYSE trading days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

The Fair Market Value of a Share or ADS means, as of any date, if the Shares and/or ADS are listed on the NYSE, its Fair Market Value shall be the closing sales price per share for ADS (or the closing bid, if no sales were reported) as quoted on the NYSE on the date of determination (the “NYSE Price”), (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable (in the case of ADSs, multiplied by, subject to Section 409A of the Code, the applicable conversion ratio from an ADS to the Shares).

With respect to the exercise price, the Company has applied for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules such that the Company will be able to determine the exercise price for grants of Options and Share Appreciation Rights under the 2022 Share Incentive Plan based on the higher of: (a) the NYSE Price on the date of grant, which must be a NYSE trading day; and (b) the average NYSE Price for the five NYSE trading days immediately preceding the date of grant.

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right may be amended or adjusted in the absolute discretion of the Committee in the adjustment events set out in paragraph 18 below, the determination of which shall be final, binding and conclusive and, for the avoidance of doubt, to the extent not prohibited by applicable laws (including any applicable exchange rules), a downward adjustment of the exercise prices of Options pursuant to this sentence shall be effective without the approval of the Shareholders or the approval of the affected Participants; provided, however, in the event of a repricing, the exercise price shall still be subject to any other requirements imposed or waivers granted under applicable laws.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

(c)	Incentive Share Options

Incentive Share Options may be granted to Employees of the Company, a parent or subsidiary of the Company. Incentive Share Options may not be granted to Non-Employee Directors, to Employees of a Related Entity Participants (excluding a parent) or to Service Providers.

An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i)	ten (10) years from the date it is granted, unless an earlier time is set in the Award Agreement, provided, however, that in the case an Incentive Share Option granted to a Participant who, at the time the Option is granted, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any parent or subsidiary of the Company, the term of the Incentive Share Option shall be five years from the date of grant thereof or such shorter term as set forth in the Award Agreement;

(ii)	thirty (30) days after the Participant’s termination of employment as an Employee (save in the case of termination on account of disability or death); and

(iii)	thirty (30) days after the date of the Participant’s termination of employment or service on account of disability or death. Upon the Participant’s disability or death, any Incentive Share Options exercisable at the Participant’s disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares (each represented by two ADSs) with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 (or the equivalent amount in other foreign currency) or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

10.	GRANT OF AWARDS TO CONNECTED PERSONS

Where an Award is to be granted to a Director, chief executive officer or substantial Shareholder or any of their associates or any other connected persons of the Company, the grant shall be subject to approval requirements under applicable laws.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

Pursuant to Rules 17.04(1), (2) and (3) of the New Chapter 17:

(a)	any grant of Awards (including Options and Share Appreciation Rights) to a Director, chief executive or substantial Shareholder of the Company or any of their respective associates is required to be approved by the independent Directors (excluding any independent Director who is the grantee of the Awards (including Options and Share Appreciation Rights)); and

(b)	if the Board proposes to (i) grant Other Equity Awards to a Director (other than an independent Director) or chief executive of the Company or any of their associates which will result in the number of Shares issued and to be issued in respect of all Other Equity Awards granted to such person under the 2022 Share Incentive Plan or other share schemes of the Company (excluding any Other Equity Awards lapsed in accordance with the terms of such schemes) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% or such other percentage as may be from time to time provided under the Hong Kong Listing Rules of the relevant class of Shares in issue on the date of such grant; or (ii) grant Awards (including Options and Share Appreciation Rights) to a substantial Shareholder or an independent Director or their respective associates which will result in the number of Shares issued and to be issued in respect of all Awards granted to such person under the 2022 Share Incentive Plan or other share schemes of the Company (excluding any options and awards lapsed in accordance with the terms of such schemes) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% or such other percentage as may be from time to time provided under the Hong Kong Listing Rules of the relevant class of Shares in issue on the date of such grant, then such further grant will be subject to the approval of the Shareholders with such Eligible Individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with Rule 17.04(4) of the New Chapter 17 and/or such other requirements prescribed under the Hong Kong Listing Rules from time to time in addition to the abovementioned approval of the independent Directors.

11.	RIGHTS AS SHAREHOLDERS

No Award gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award and such Participant becomes a shareholder of record with respect to such Shares. Once a Participant becomes a shareholder of record with respect to the Shares subject to the Award, the Participant shall have all rights as a shareholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of the Shares; provided, however, that a distribution or dividend with respect to Shares subject to vesting conditions shall be subject to the same restrictions as the Shares with respect to which such distribution was made.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

12.	CLAWBACK MECHANISM

The Committee may provide in an Award Agreement or adopt a policy that provides that any outstanding Award subject to such Award Agreement or policy and the proceeds from the exercise or disposition of any such Award or Shares acquired under any such Award will be subject to forfeiture, clawback and disgorgement to the Company, with interest and other related earnings, under the circumstances that:

(a)	the Eligible Individual to whom the Award was granted violates any agreement, the Company’s policy or any other applicable laws applicable to the Eligible Individual;

(b)	the Eligible Individual conducts any misconduct, including having (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or any Subsidiary; (ii) breached any contract with or violated any fiduciary obligation to the Company or any Subsidiary; or (iii) engaged in any conduct which the Committee determines is injurious to the Company or its Subsidiaries; or

(c)	the Eligible Individual is convicted of any criminal offense involving his or her integrity or honesty, or any wrongdoing involving the Group’s financial statements, or other circumstances that requires so as the Committee determines.

13.	LAPSE AND CANCELLATION OF AWARD

Unless otherwise set forth in the Award Agreement or determined by the Committee, Awards shall cease to vest upon the termination of the Participant’s employment or service with the Service Recipient. In the event an Option or SAR expires without being exercised or an Award does not vest, such Award shall be immediately forfeited and automatically lapse without action on the part of the Participant and for no consideration. The Company shall owe no liability to any participant for the forfeiture and lapse of any Award under this paragraph.

Notwithstanding any provision of the 2022 Share Incentive Plan to the contrary, in order to comply with the laws in the jurisdictions in which the Service Recipients operate or have Eligible Individuals, or in order to comply with the requirements of any securities exchange, the Committee, in its sole discretion, shall have the power and authority to cancel Awards. The Committee may also, with the consent of the relevant Participants, at any time at its absolute discretion cancel any Awards granted. Where the Company cancels Awards and makes an offer of the grant of new Awards to the same Participant, the offer of the grant of such new Awards may only be made under the 2022 Share Incentive Plan with available Scheme Mandate Limit approved by the Shareholders. The Awards canceled will be regarded as utilized for the purpose of calculating the Scheme Mandate Limit.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

14.	AMENDMENT AND TERMINATION OF THE 2022 SHARE INCENTIVE PLAN

With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the 2022 Share Incentive Plan (and the Committee may amend any Award Agreement); provided, however, that:

(a)	to the extent necessary and desirable to comply with applicable laws, the Company shall obtain Shareholder approval of any amendment to the 2022 Share Incentive Plan in such a manner and to such a degree as required; and, if required by the relevant stock exchange and no exemption is claimed, without limiting the Committee’s power, authority and discretion to decide all other matters that shall be determined in connection with an Award, Shareholder approval is required for any material amendments to the 2022 Share Incentive Plan, including but not limited to, (i) amendments to the Scheme Mandate Limit (other than any adjustment as set forth in paragraph 18) and the Service Provider Sublimit, as well as amendments to the sublimit of each Award (as applicable), (ii) amendments to the authority of the Board or the Committee to alter the term of the 2022 Share Incentive Plan; (iii) amendments to permit the Committee to extend the term of the 2022 Share Incentive Plan or the exercise period for an Option beyond ten (10) years from the date of grant, and (iv) amendments that will result in a material increase in benefits or a change in eligibility requirements.

(b)	if applicable laws require any amendment to the 2022 Share Incentive Plan, the Award Agreement and the terms of the Awards to seek the approval from the Shareholders, the Board, the independent directors of the Board or the Committee, as applicable, such approval shall be obtained.

(c)	the amended 2022 Share Incentive Plan or the amended Award Agreement must still comply with the relevant applicable laws.

(d)	In the event the Company decides to follow home country practice as permitted by relevant NYSE rules, it shall so notify the NYSE that it is exempted from submitting the amendment, modification or termination of the 2022 Share Incentive Plan for Shareholder approval and the approval of Board and Committee shall suffice, if and to the extent required by the rules of the NYSE.

(e)	In the event that the 2022 Share Incentive Plan is terminated while any Award remains outstanding (and, if applicable, unvested or unexercised), the provisions of the 2022 Share Incentive Plan shall remain in full force to the extent necessary to give effect to the vesting or exercise of any such Award.

Except with respect to amendments made pursuant to the above of this paragraph and as provided in the 2022 Share Incentive Plan or any Award Agreement, no termination, amendment, or modification of the 2022 Share Incentive Plan shall adversely affect in any material way any Award previously granted pursuant to the 2022 Share Incentive Plan without the prior written consent of the Participant, unless the Committee expressly reserved the right to do so at the time the Award was granted.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

15.	TRANSFERABILITY OF AWARDS

No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. Subject to approval, waiver, confirmation or otherwise (as applicable) from the Hong Kong Stock Exchange, the Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Share Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish, subject to the following conditions:

(i)	an Award transferred shall not be assignable or transferable other than by will or the laws of descent and distribution;

(ii)	an Award transferred shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and

(iii)	the Committee receives evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution), including without limitation, documents to (A) confirm the status of the transferee as a permitted transferee, (B) satisfy any requirements for an exemption for the transfer under applicable laws and rules, and (C) evidence the transfer, and on a basis consistent with the Company’s lawful issue of securities.

In no event shall an Incentive Share Option be transferable to the extent that such transferability would violate the requirements applicable to such option under Section 422 of the Code.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

16.	TAX WITHHOLDING

No Shares shall be delivered under the 2022 Share Incentive Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under applicable laws. The Company or any subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by applicable laws to be withheld with respect to any taxable event concerning a Participant arising as a result of the 2022 Share Incentive Plan. Notwithstanding any other provision of the 2022 Share Incentive Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income (or, if permitted by the Company, such other rate as shall not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable U.S. Internal Revenue Service withholding rules).

17.	ACTION BY THE COMMITTEE

A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the 2022 Share Incentive Plan.

18.	ADJUSTMENTS AND EFFECT OF ALTERATIONS TO SHARE CAPITAL

In the event of a capitalization issue, rights issue, subdivision or consolidation of shares or reduction of capital, the number of securities available under the 2022 Share Incentive Plan, the terms of each outstanding Option and SAR (including the number of securities subject to each outstanding Option or SAR and the exercise price per Share) and the terms of each other outstanding Award (including the number of securities subject thereto), shall be appropriately adjusted by the Committee, and such adjustments to be made in the case of outstanding Awards shall be in accordance with the requirements under Section  409A of the Code and Rule 17.03(13) and the note thereto of the New Chapter 17 to the extent applicable. Only where approval, waiver, confirmation or otherwise as applicable from the Hong Kong Stock Exchange is obtained, in the event of any other equity restructuring event as defined under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation or any successor or replacement accounting standard, or any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing scenario may be made as determined to be appropriate and equitable by the Committee to the extent necessary to prevent dilution or enlargement of rights of Participants in accordance with the applicable laws and Rule 17.03(13) and the note thereto of the New Chapter 17. In case of an adjustment pursuant to this paragraph, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

Pursuant to Rule 17.03(13) and the note thereto of the New Chapter 17, any adjustments or alterations described in the paragraph above shall be made on the basis that a Participant shall have the same proportion of the equity capital of the Company (as interpreted in accordance with the supplementary guidance issued by the Hong Kong Stock Exchange on November 6, 2020 and any further guidance and interpretation of the Hong Kong Listing Rules issued by the Hong Kong Stock Exchange and/or such other requirement prescribed under the Hong Kong Listing Rules from time to time), rounded to the nearest whole Share, as that to which he/she was entitled to subscribe had he/she exercised all the Options and/or Share Appreciation Rights held by him/her immediately before such adjustments, and the aggregate exercise price payable by a Participant on the full exercise of any Option and/or Share Appreciation Right shall remain as nearly as possible the same as (but shall not be greater than) it was before such event. In addition, no such alterations shall be made if the effect of such alterations would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations. In respect of any such adjustments, other than any adjustments made on a capitalization issue, an independent financial advisor or the Company’s auditors must confirm to the Directors in writing that the adjustments satisfy the requirements set out in the note to Rule 17.03(13) of the New Chapter 17.

19.	CHANGE IN CONTROL

Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a change in control, the Committee may, in its sole discretion, provide for:

(i)	any and all Awards outstanding to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee shall determine;

APPENDIX III	PRINCIPAL TERMS OF THE 2022 SHARE INCENTIVE PLAN

(ii)	the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment);

(iii)	the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; or

(iv)	payment of Award in cash based on the value of Shares on the date of the change in control plus reasonable interest on the Award through the date as determined by the Committee when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

NOTICE OF ANNUAL GENERAL MEETING

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting” or “AGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated November 14, 2022 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The AGM will be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on Thursday, December 15, 2022, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

SPECIAL RESOLUTION

1.	To approve the adoption of the revised Articles of Association in substitution for and to the exclusion of the existing Articles of Association, incorporating the amendments as set out in Appendix II to the Circular with effect from the Effective Date.

ORDINARY RESOLUTIONS

2.	To approve the grant of a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution.

3.	To approve the grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution.

4.	Conditional upon passing of resolution numbers 2 and 3 above, to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

NOTICE OF ANNUAL GENERAL MEETING

5.	To approve the adoption of the 2022 Share Incentive Plan with effect from the Effective Date, and to authorize the Directors to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Share Incentive Plan, including without limitation:

(a)	to administer or authorize a committee of the Board to administer the 2022 Share Incentive Plan under which Awards will be granted to the Eligible Individuals under the 2022 Share Incentive Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Share Incentive Plan;

(b)	subject to the Hong Kong Listing Rules, to modify and/or amend the 2022 Share Incentive Plan from time to time provided that such modification and/or amendment comes into effect in accordance with the terms of the 2022 Share Incentive Plan;

(c)	subject to the Hong Kong Listing Rules, to allot and issue from time to time such Shares which shall not in aggregate exceed the lower of 3,000,000 Shares and 10% of the total number of Shares in issue and outstanding as at the date of approval of the 2022 Share Incentive Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan; and

(d)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Share Incentive Plan.

6.	Subject to the Hong Kong Listing Rules and conditional upon passing of resolution number 5 above, to authorize the Directors to allot and issue to Service Providers (as defined in Appendix III to the Circular) from time to time such Shares which shall be the lower of (i) 60,000 Shares and (ii) such number of Shares representing 2% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Monday, October 24, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares.

Holders of the Class A ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Monday, October 24, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORM AND ADS VOTING INSTRUCTION CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the Class A ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 10:00 a.m. on December 14, 2022, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on December 8, 2022, New York time, to enable the votes attaching to the Class  A ordinary shares represented by your ADSs to be cast at the AGM.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, November 14, 2022

As of the date of this notice, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr.  Zhiwu Chen, Ms.  May  Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent Directors.